Exhibit 99.1

Emerge Energy Services Announces Third Quarter 2016 Results

Southlake, Texas — November 2, 2016 — Emerge Energy Services LP (“Emerge Energy”) today announced third quarter 2016 financial and operating results.

Highlights

•	Net income of $5.1 million and Adjusted EBITDA of $(8.1) million for the three months ended September 30, 2016.

•	Full quarter sales of 493,000 tons of sand.

•	Completed the sale of our Fuel business and recorded a gain of $31.7 million during the three months ended September 30, 2016.

Overview

Emerge Energy reported net income of $5.1 million, or $0.21 per diluted unit, for the three months ended September 30, 2016, mainly due to the gain on sale of the Fuel business.  For that same period, Emerge Energy reported Adjusted EBITDA of $(8.1) million and Distributable Cash Flow of $(13.3) million.  Net loss, net loss per unit and Adjusted EBITDA for the three months ended September 30, 2015, were $(11.9) million, $(0.49) per diluted unit and $0.3 million, respectively.  Adjusted EBITDA and Distributable Cash Flow are non-GAAP financial measures that Emerge Energy uses to assess its performance on an ongoing basis.
We completed the sale of our Fuel business to Sunoco LP on August 31, 2016. Sunoco paid Emerge a purchase price of approximately $167.7 million in cash (subject to certain working capital and other adjustments in accordance with the terms of the Restated Purchase Agreement), of which $14.25 million is placed into several escrow accounts to satisfy potential claims from Sunoco for indemnification under the Restated Purchase Agreement. Any escrowed funds remaining after certain periods of time set forth in the Restated Purchase Agreement will be released to Emerge, provided that no unsatisfied indemnity claims exist at such time.
The results of operations of the Fuel business have been classified as discontinued operations for all periods presented and we now operate our continuing business in a single sand segment. Net loss and net loss per diluted unit for continuing operations for the three months ended September 30, 2016 were $(30.0) million and $(1.24) per diluted unit, respectively, compared to net loss and net loss per diluted unit for continuing operations for the three months ended September 30, 2015 of $(6.8) million and $(0.28) per diluted unit, respectively.
As previously announced, on August 8, 2016, we entered into a Securities Purchase Agreement with an institutional investor (the “Purchaser”) to issue and sell to the Purchaser in a private placement an aggregate principal amount of $20 million of our Series A Preferred Units and warrants that may be exercised to purchase common units representing limited partner interests in the Partnership.
We will not make a cash distribution on our common units for the three months ended September 30, 2016 as we are restricted from making distributions to our common unitholders under our amended credit agreement and we did not generate available cash to distribute for the three months ended September 30, 2016.
“We believe that we are in the early stages of a recovery for the oil and gas markets,” said Ted W. Beneski, Chairman of the Board of Directors of the general partner of Emerge Energy. “We are proud of the progress we have made on our strategic plan laid out at the onset of this downturn. During the third quarter, we closed the sale of the Fuel business to Sunoco, raised $20 million of equity, and paid down our bank loan to approximately $153 million at quarter end. We also completed an important amendment with our lenders that resets our covenant package. As the final step to strengthening our balance sheet, we are actively working on a public unit offering and expect to compete the capital raise soon.”

Conference Call

Emerge Energy will host its 2016 third quarter results conference call later today, Wednesday, November 2, 2016, at 10:00 a.m. CT. Callers may listen to the live presentation, which will be followed by a question and answer segment, by dialing (855) 850-4275 or (720) 634-2898 and entering pass code 5212703.  An audio webcast of the call will be available at www.emergelp.com within the Investor Relations portion of the website under the Webcasts & Presentations section.  A replay will be available by audio webcast and teleconference for seven days following the conclusion of the call. The replay teleconference will be available by dialing (855) 859-2056 or (404) 537-3406 and the reservation number 5212703.

Operating Results

The following table summarizes Emerge Energy’s unaudited consolidated operating results for the three months ended September 30, 2016, June 30, 2016 and September 30, 2015.

	Three Months Ended			Nine Months Ended September 30,
	September 30, 2016	June 30, 2016	September 30, 2015	2016	2015

	($ in thousands)
Revenues	$31,285	$24,825	$60,654	$85,780	$225,016
Operating expenses
Cost of goods sold (excluding depreciation, depletion and amortization)	40,500	38,354	53,180	122,644	170,173
Depreciation, depletion and amortization	4,687	4,870	4,897	14,464	13,419
Selling, general and administrative expenses	4,697	4,459	6,552	15,931	21,141
Contract and project terminations	(25)	10	(68)	4,011	9,344
Total operating expenses	49,859	47,693	64,561	157,050	214,077
Operating income (loss)	(18,574)	(22,868)	(3,907)	(71,270)	10,939
Other expense (income)
Interest expense, net	8,014	5,283	2,925	17,891	8,090
Other	3,359	(2)	(4)	3,356	(33)
Total other expense	11,373	5,281	2,921	21,247	8,057
Income (loss) from continuing operations before provision for income taxes	(29,947)	(28,149)	(6,828)	(92,517)	2,882
Provision for income taxes	8	1	18	29	286
Net income (loss) from continuing operations	(29,955)	(28,150)	(6,846)	(92,546)	2,596
Discontinued Operations
Income (loss) from discontinued operations, net of taxes	3,373	5,253	(5,052)	8,852	(2,119)
Gain on sale of discontinued operations	31,699	—	—	31,699	—
Total income (loss) from discontinued operations, net of tax	35,072	5,253	(5,052)	40,551	(2,119)
Net income (loss)	$5,117	$(22,897)	$(11,898)	$(51,995)	$477
Adjusted EBITDA (a)	$(8,113)	$(9,080)	$264	$(26,706)	$46,852

(a) See section entitled “Adjusted EBITDA and Distributable Cash Flow” that includes a definition of Adjusted EBITDA and provides reconciliation to GAAP net income and cash flows.

Continuing operations

	Three Months Ended			Nine Months Ended September 30,
	September 30, 2016	June 30, 2016	September 30, 2015	2016	2015

	($ in thousands)
Revenues	$31,285	$24,825	$60,654	$85,780	$225,016
Operating expenses:
Cost of goods sold (excluding depreciation, depletion and amortization)	40,500	38,354	53,180	122,644	170,173
Depreciation, depletion and amortization	4,687	4,870	4,897	14,464	13,419
Selling, general and administrative expenses	4,697	4,459	6,552	15,931	21,141
Contract and project terminations	(25)	10	(68)	4,011	9,344
Operating income (loss)	$(18,574)	$(22,868)	$(3,907)	$(71,270)	$10,939
Net income (loss) from continuing operations	$(29,955)	$(28,150)	$(6,846)	$(92,546)	$2,596
Adjusted EBITDA (a)	$(10,872)	$(16,028)	$2,099	$(39,882)	$39,052

Volume of sand sold (tons in thousands)	493	399	799	1,331	2,811

Volume of sand produced (tons in thousands):
Arland, Wisconsin facility	21	—	246	21	899
Barron, Wisconsin facility	383	391	389	1,094	1,239
New Auburn, Wisconsin facility	10	11	78	190	561
Kosse, Texas facility	44	26	85	87	215
Total volume of sand produced	458	428	798	1,392	2,914

(a) See section entitled “Adjusted EBITDA and Distributable Cash Flow” that includes a definition of Adjusted EBITDA and provides reconciliation to GAAP net income and cash flows.
Operating results improved for the quarter ended September 30, 2016, compared to the quarter ended June 30, 2016. This improvement was primarily due to an increase in total volumes sold in the third quarter, as well as a non-recurring $1.2 million charge for volume commitment shortfalls at one of our transload sites during the second quarter of 2016. Operating income for continuing operations decreased for the third quarter of 2016, compared to same quarter in 2015 mainly due to a decrease in total volumes sold, lower realized pricing for FOB plant sales and in-basin sales, and higher logistics costs.
Adjusted EBITDA for continuing operations improved for the quarter ended September 30, 2016, compared to the quarter ended June 30, 2016. This increase in Adjusted EBITDA was due to an increase in total volumes sold, as well as a non-recurring $1.2 million charge for volume commitment shortfalls at one of our transload sites in the second quarter of 2016. Adjusted EBITDA for continuing operations decreased in the third quarter of 2016, compared to same quarter in 2015 mainly due to the decrease in volumes sold, lower realized pricing for FOB plant sales and in-basin sales, and higher logistics costs.
Net loss from continuing operations for the quarter ended September 30, 2016 includes a $3.3 million write-off of deferred debt costs due to total aggregate commitment reductions under the Credit Agreement in 2016, as well as a $3.0 million charge to other expense for a non-cash mark-to-market adjustment on the warrants issued in August.

Discontinued operations

	Three Months Ended			Nine Months Ended September 30,
	September 30, 2016	June 30, 2016	September 30, 2015	2016	2015

	($ in thousands)
Revenues	$67,095	$101,982	$115,666	$249,558	$356,117
Cost of goods sold (excluding depreciation, depletion and amortization)	63,481	93,844	116,585	233,025	344,855
Depreciation and amortization	—	—	2,633	2,354	7,906
Selling, general and administrative expenses	(211)	2,194	1,141	3,581	4,334
Interest expense, net	444	686	346	1,727	936
Other	—	—	(1)	—	(10)
Income from discontinued operations before provision for income taxes	3,381	5,258	(5,038)	8,871	(1,904)
Provision for income taxes	8	5	14	19	215
Income from discontinued operations, net of taxes	3,373	5,253	(5,052)	8,852	(2,119)
Gain on sale of discontinued operations	31,699	—	—	31,699	—
Total income (loss) from discontinued operations, net of taxes	$35,072	$5,253	$(5,052)	$40,551	$(2,119)
Adjusted EBITDA (a)	$2,759	$6,948	$(1,835)	$13,176	$7,800

Volume of refined fuels sold (gallons in thousands)	41,651	61,549	64,567	165,422	184,364
Volume of terminal throughput (gallons in thousands)	24,963	39,874	24,580	82,387	107,142
Volume of transmix refined (gallons in thousands)	18,942	24,936	24,508	68,326	71,107
Refined transmix as a percent of total refined fuels sold	45.5%	40.5%	38.0%	41.3%	38.6%

(a) See section entitled “Adjusted EBITDA and Distributable Cash Flow” that includes a definition of Adjusted EBITDA and provides reconciliation to GAAP net income and cash flows.
Discontinued operations comprises what we previously classified as our fuel segment along with certain allocated corporate costs such as interest, taxes and equity-based compensation. We closed the sale of the Fuel business on August 31, 2016, thus the quarter ended September 30, 2016 contains only two months of operations. We recognized a gain on the sale of the Fuel business of $31.7 million. Income and Adjusted EBITDA from discontinued operations decreased in the quarter ended September 30, 2016, compared to June 30, 2016, mainly due to lower volumes for only two months of sales and lower fuel prices. Income and Adjusted EBITDA also increased for the third quarter 2016, compared to the same quarter in 2015.  This increase was mainly due to increase in the average margin for fuel.
Capital Expenditures

For the three months ended September 30, 2016, Emerge Energy’s capital expenditures totaled $1.3 million.  This includes approximately $251,000 of maintenance capital expenditures.

About Emerge Energy Services LP

Emerge Energy Services LP (NYSE: EMES) is a growth-oriented limited partnership engaged in the businesses of mining, producing, and distributing silica sand, a key input for the hydraulic fracturing of oil and natural gas wells.  Emerge Energy also processes transmix, distributes refined motor fuels, operates bulk motor fuel storage terminals, and provides complementary fuel services.  Emerge Energy operates its sand business through its subsidiary Superior Silica Sands LLC and its fuel division through its subsidiaries Direct Fuels LLC and Allied Energy Company LLC.

Forward-Looking Statements

This release contains certain statements that are “forward-looking statements.” These statements can be identified by the use of forward-looking terminology including “may,” “believe,” “will,” “expect,” “anticipate,” or “estimate.” These forward-looking statements involve risks and uncertainties, and there can be no assurance that actual results will not differ materially from those expected by management of Emerge Energy Services LP.  When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in Emerge Energy’s Annual Report on Form 10-K filed with the SEC. The risk factors and other factors noted in the Annual Report could cause actual results to differ materially from those contained in any forward-looking statement.  Except as required by law, Emerge Energy Services LP does not undertake any obligation to update or revise such forward-looking statements to reflect events or circumstances that occur after the date hereof.

PRESS CONTACT

Investor Relations
(817) 865-5830

EMERGE ENERGY SERVICES LP
CONSOLIDATED STATEMENTS OF OPERATIONS
($ in thousands except per unit data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Revenues	$31,285	$60,654	$85,780	$225,016
Operating expenses:
Cost of goods sold (excluding depreciation, depletion and amortization)	40,500	53,180	122,644	170,173
Depreciation, depletion and amortization	4,687	4,897	14,464	13,419
Selling, general and administrative expenses	4,697	6,552	15,931	21,141
Contract and project terminations	(25)	(68)	4,011	9,344
Total operating expenses	49,859	64,561	157,050	214,077
Operating income (loss)	(18,574)	(3,907)	(71,270)	10,939

Other expense (income):
Interest expense, net	8,014	2,925	17,891	8,090
Other	3,359	(4)	3,356	(33)
Total other expense	11,373	2,921	21,247	8,057
Income (loss) from continuing operations before provision for income taxes	(29,947)	(6,828)	(92,517)	2,882
Provision for income taxes	8	18	29	286
Net income (loss) from continuing operations	(29,955)	(6,846)	(92,546)	2,596
Discontinued Operations
Income (loss) from discontinued operations, net of taxes	3,373	(5,052)	8,852	(2,119)
Gain on sale of discontinued operations	31,699	—	31,699	—
Total income (loss) from discontinued operations, net of tax	35,072	(5,052)	40,551	(2,119)
Net income (loss)	$5,117	$(11,898)	$(51,995)	$477

Earnings (loss) per common unit
Basic:
Earnings (loss) per common unit from continuing operations	$(1.24)	$(0.28)	$(3.82)	$0.11
Earnings (loss) per common unit from discontinued operations	1.45	(0.21)	1.67	(0.09)
Basic earnings (loss) per common unit	$0.21	$(0.49)	$(2.15)	$0.02
Diluted:
Earnings (loss) per common unit from continuing operations	$(1.24)	$(0.28)	$(3.82)	$0.11
Earnings (loss) per common unit from discontinued operations	1.45	(0.21)	1.67	(0.09)
Diluted earnings (loss) per common unit	$0.21	$(0.49)	$(2.15)	$0.02
Weighted average number of common units outstanding including participating securities (basic)	24,220,344	24,160,249	24,201,384	24,139,972
Weighted average number of common units outstanding (diluted)	24,220,344	24,160,249	24,201,384	24,142,397

Adjusted EBITDA and Distributable Cash Flow

Adjusted EBITDA is defined in our current revolving credit agreement as: net income (loss) plus consolidated interest expense (net of interest income), income tax expense, depreciation, depletion and amortization expense, non-cash charges and losses that are unusual or non-recurring less income tax benefits and gains that are unusual or non-recurring and other adjustments allowable under our existing credit agreement. We report Adjusted EBITDA to our lenders under our revolving credit facility in determining our compliance with certain financial covenants. Adjusted EBITDA should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with GAAP. The following tables reconcile net income (loss) to Adjusted EBITDA for the three months ended September 30, 2016, June 30, 2016 and September 30, 2015.

	Three months ended September 30,						Three Months ended June 30,
	2016	2015	2016	2015	2016	2015	2016	2016	2016

	Continuing		Discontinued		Consolidated (a)		Continuing	Discontinued	Consolidated (a)

	($ in thousands)
Net income (loss)	$(29,955)	$(6,846)	$35,072	$(5,052)	$5,117	$(11,898)	$(28,150)	$5,253	$(22,897)
Interest expense, net	8,014	2,925	444	346	8,458	3,271	5,283	686	5,969
Depreciation, depletion and amortization	4,687	4,897	—	2,633	4,687	7,530	4,870	—	4,870
Provision for income taxes	8	18	8	14	16	32	1	5	6
EBITDA	(17,246)	994	35,524	(2,059)	18,278	(1,065)	(17,996)	5,944	(12,052)
Equity-based compensation expense	235	264	97	104	332	368	(335)	131	(204)
Contract and project terminations	(25)	(68)	—	—	(25)	(68)	10	—	10
Provision for doubtful accounts	8	248	(543)	37	(535)	285	—	38	38
Accretion expense	30	41	—	—	30	41	30	—	30
Retirement of assets	209	102	—	—	209	102	—	67	67
Fuel division selling expenses	—	—	(679)	—	(679)	—	—	679	679
Other state and local taxes	483	518	59	83	542	601	483	89	572
Non-cash deferred lease expense	2,072	—	—	—	2,072	—	1,607	—	1,607
Unrealized loss on fair value of warrants	2,975	—	—	—	2,975	—	—	—	—
Non-capitalized cost of private placement	387	—	—	—	387	—	—	—	—
Gain on sale of discontinued operations, net of tax	—	—	(31,699)	—	(31,699)	—	173	—	173
Adjusted EBITDA	$(10,872)	$2,099	$2,759	$(1,835)	$(8,113)	$264	$(16,028)	$6,948	$(9,080)

The following tables reconcile net income (loss) to Adjusted EBITDA for the nine months ended September 30, 2016 and 2015 .

	Nine Months Ended September 30,
	2016	2015	2016	2015	2016	2015

	Continuing		Discontinued		Consolidated (a)

	($ in thousands)
Net income (loss)	$(92,546)	$2,596	$40,551	$(2,119)	$(51,995)	$477
Interest expense, net	17,891	8,090	1,727	936	19,618	9,026
Depreciation, depletion and amortization	14,464	13,419	2,354	7,906	16,818	21,325
Provision for income taxes	29	286	19	215	48	501
EBITDA	(60,162)	24,391	44,651	6,938	(15,511)	31,329
Equity-based compensation expense	137	3,102	331	493	468	3,595
Write-down of sand inventory	5,394	—	—	—	5,394	—
Contract and project terminations	4,011	9,344	—	—	4,011	9,344
Provision for doubtful accounts	1,680	469	(469)	112	1,211	581
Accretion expense	89	80	—	—	89	80
Retirement of assets	209	102	67	8	276	110
Reduction in force	76	—	—	—	76	—
Other state and local taxes	1,435	1,564	295	249	1,730	1,813
Non-cash deferred lease expense	3,679	—	—	—	3,679	—
Unrealized loss on fair value of warrants	2,975	—	—	—	2,975	—
Non-capitalized cost of private placement	387	—	—	—	387	—
Gain on sale of Fuel business	—	—	(31,699)	—	(31,699)	—
Other adjustments allowable under our existing credit agreement	208	—	—	—	208	—
Adjusted EBITDA	$(39,882)	$39,052	$13,176	$7,800	$(26,706)	$46,852

(a) Consolidated numbers for Interest expense, net, Provision for income taxes, Depreciation, depletion and amortization, Equity-based compensation expense, Provision for doubtful accounts and Loss (gain) on disposal of assets include discontinued operations.

The following table reconciles Consolidated Adjusted EBITDA to our operating cash flows for the three months ended September 30, 2016, June 30, 2016 and September 30, 2015 and nine months ended September 30, 2016 and 2015:

	Three Months Ended,			Nine Months Ended September 30,
	September 30, 2016	June 30, 2016	September 30, 2015	2016	2015

	($ in thousands)

Adjusted EBITDA	$(8,113)	$(9,080)	$264	$(26,706)	$46,852
Non-cash interest expense, net	(4,682)	(4,347)	(2,826)	(13,671)	(7,635)
Non-cash income tax expense	(558)	(578)	(633)	(1,778)	(2,314)
Contract and project terminations - non-cash	25	—	68	—	(660)
Reduction in force	—	—	—	(76)	—
Write-down of sand inventory	—	—	—	(5,394)	—
Other adjustments allowable under our existing credit agreement	—	(173)	—	(208)	—
Fuel division selling expenses	679	(679)	—	—	—
Cost to retire assets	—	9	—	9	—
Non-cash deferred lease expense	(2,072)	(1,607)	—	(3,679)	—
Change in other operating assets and liabilities	(82)	5,714	5,777	23,668	6,320
Cash flows from operating activities:	$(14,803)	$(10,741)	$2,650	$(27,835)	$42,563

Cash flows from investing activities:	$152,816	$(6,099)	$(7,185)	$141,804	$(22,728)

Cash flows from financing activities:	$(141,166)	$8,637	$7,182	$(134,834)	$(20,823)

We define Distributable Cash Flow generally as net income plus (i) non-cash net interest expense, (ii) depreciation, depletion and amortization expense, (iii) non-cash charges, and (iv) selected losses that are unusual or non-recurring; less (v) selected principal repayments, (vi) selected gains that are unusual or non-recurring, and (vii) maintenance capital expenditures. In addition, our Board of Directors utilizes reserves for future capital expenditures, compliance with law or debt agreements, and to provide funds for distributions to unitholders in respect to any one or more of the next four quarters. Distributable Cash Flow does not reflect changes in working capital balances. The following table (in thousands) reconciles net income to Distributable Cash Flow:

Three Months Ended September 30, 2016

Net income (loss)	$5,117

Add (less) reconciling items:
Add depreciation, depletion and amortization expense	4,687
Add amortization of deferred financing costs	3,986
Add non-cash deferred lease expense	2,072
Add unrealized loss on fair value of warrants	2,975
Add equity-based compensation, net	332
Add loss on disposal	209
Add accretion expense	30
Add income taxes accrued, net of payments	16
Less maintenance capital expenditures	(251)
Less unrealized gain on fair value of interest rate swaps	(270)
Less provision for doubtful accounts	(535)
Less gain on sale of discontinued operations	(31,699)
Distributable cash flow	$(13,331)